SIDLEY AUSTIN LLP	BEIJING	LOS ANGELES
ONE SOUTH DEARBORN	BRUSSELS	NEW YORK
CHICAGO, IL 60603	CHICAGO	SAN FRANCISCO
(312) 853 7000	DALLAS	SHANGHAI
(312) 853 7036 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.

FOUNDED 1866

July 14, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Mailstop 4631

Washington, DC 20549-7010

Attn:      Mr. Jay Ingram

Legal Branch Chief

Re:          Broadwind Energy, Inc.

Registration Statement on Form S-l

Filed May 27, 2009

File No.  333-159487

Ladies and Gentlemen:

On behalf of Broadwind Energy, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated June 19, 2009 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, File No. 333-159487, filed on May 27, 2009 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein.  Three (3) copies of Amendment No. 1, which have been marked to show the changes from the original Registration Statement, are also being delivered to Mr. Jay Ingram.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter along with the responses of the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 1. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

The responses to the Staff’s comments set forth in the Comment Letter are as follows:

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

1.             We note that you are proposing to register the resale of 59,704,503 shares of your common stock on behalf of your largest stockholder (Tontine) and your chief executive officer (Mr. Drecoll).  We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended.  Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling stockholders, we are concerned that this transaction could be an indirect primary offering.  Because you do not appear to be eligible to conduct a primary offering on Form S-3, you would not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  If you disagree with our analysis, please tell us why you believe you can rely on Rule 415(a)(l)(i) for this transaction.  In your analysis, you may wish to address the following factors:

•      The number and nature of the selling stockholders and the percentage of the overall offering made by each stockholder;

•      The date on which and the manner in which each selling stockholder received their shares;

•      The relationship of each selling stockholder to the company, including an analysis of whether the selling stockholders is an affiliate of the company;

•      Any relationships among the selling stockholders;

•      The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments; and

•      Whether or not any of the selling security holders is in the business of buying and selling securities.

We agree with the Staff’s analysis that the Company is not eligible to conduct a primary, at-the-market offering under Rule 415(a)(4). For the reasons stated below, however, the Company respectfully disagrees with the Staff’s analysis leading to the conclusion that the offering to be registered pursuant to the Registration Statement could be an indirect primary offering.  The Company believes that the proposed offering is a secondary offering that may be registered as contemplated by the Registration Statement.

Background

Tontine’s Acquisition and Sale of the Company’s Common Stock

Pursuant to a Securities Purchase Agreement, dated as of March 1, 2007, by and among Tontine Capital Partners, L.P. (“TCP”), Tontine Capital Overseas Master Fund, L.P. (“TMF”) and the Company, TCP purchased 8,213,334 shares of Common Stock from the Company for a purchase price of $12,320,001 and TMF purchased 2,053,333 shares of Common Stock from the Company for a purchase price of $3,079,999, for an aggregate purchase price of $15,400,000 in cash.  In addition, pursuant to a Securities Purchase Agreement, dated as of March 1, 2007, by and among TCP, TMF and each of Christopher Allie, Raymond L. Brickner, III (“Brickner”), Terence P. Fox (“Fox”) and Daniel P. Wergin (“Wergin”) (each a “March 2007 Seller” and collectively, the “March 2007 Sellers”), TCP purchased 1,920,000 shares of Common Stock from the March 2007 Sellers for a purchase price of $2,880,000 and TMF purchased 480,000 shares of Common Stock from the March 2007 Sellers for a purchase price of $720,000, for an aggregate purchase price of $3,600,000 in cash.

On August 23, 2007, TCP and TMF and each of Alex C. Allie, Peter C. Allie, Christopher C. Allie, Stacey C. Culligan, Wergin Family Dynasty Trust 2005, Wergin and Fox (each an “August 2007 Seller” and collectively, the “August 2007 Sellers”) entered into a Securities Purchase Agreement, pursuant to which, on August 28, 2007, TCP purchased 1,760,000 shares of Common Stock of the Company from the August 2007 Sellers for a purchase price of $7,040,000 and TMF purchased 440,000 shares of Common Stock of the Company from the August 2007 Sellers for a purchase price of $1,760,000, for an aggregate purchase price of $8,800,000 in cash.

On October 19, 2007, pursuant to a Securities Purchase Agreement dated August 22, 2007, TMF purchased 1,781,861 shares of Common Stock from the Company for a purchase price of $7,127,444, Tontine Partners, L.P. (“TP”) purchased 4,897,003 shares of Common Stock from the Company for a purchase price of $19,588,012, Tontine Overseas Fund, Ltd. (“TOF”) purchased 3,196,136 shares of Common Stock from the Company for a purchase price of $12,784,544, and Tontine 25 Overseas Master Fund, L.P. (“T25”) purchased 2,625,000 shares of Common Stock from the Company for a purchase price of $10,500,000, for a total purchase by TMF, TP, TOF and T25 from the Company of 12,500,000 shares with an aggregate purchase price of $50,000,000 in cash.  In addition, pursuant to the Securities Purchase Agreement dated August 22, 2007, TMF, TP and TOF each purchased a Senior Subordinated Convertible Promissory Note (each note, a “Tontine Note”) with a total principal amount of $25,000,000 among the three Tontine Notes.  All principal and interest outstanding under the Tontine Notes was generally convertible into newly issued shares of the Company’s Common Stock on or after January 19, 2008 at a price of $7.50 per share.

On October 29, 2007, TMF, TP and TOF entered into a Securities Purchase Agreement with Brickner, Fox and Wergin (collectively with Brickner and Fox, the “October 2007 Sellers”), pursuant to which, on November 1, 2007, (i) TMF purchased 40,428 shares of Common Stock of the Company from Fox and 159,572 shares of Common Stock of the Company from Wergin for an aggregate purchase price of $1,200,000; (ii) TP purchased 1,000,000 shares of Common Stock of the Company from Brickner and 309,572 shares of Common Stock of the Company from Fox for an aggregate purchase price of $7,857,432; and (iii) TOF purchased 200,000 shares of Common Stock of the Company from Wergin for a purchase price of $1,200,000, for a total purchase by TMF, TP and TOF from the October 2007 Sellers of 1,709,572 shares with an aggregate purchase price of $10,257,432 in cash.

On December 28, 2007, TCP, TP and the Company entered into a Securities Purchase Agreement which provided for the purchase of shares of Common Stock from the Company by TCP and TP.  On January 3, 2008, TCP, TP, T25 and the Company entered into an Amended and Restated Securities Purchase Agreement pursuant to which, on January 16, 2008, (i) TCP assigned its obligations under the Securities Purchase Agreement dated December 28, 2007 to T25, and (ii) TP agreed to purchase 1,531,250 shares of Common Stock from the Company at a price of $8.48 per share for a total price of $12,985,000 and T25 agreed to purchase 500,000 shares of Common Stock from the Company at a price of $8.48 per share for a total price of $4,240,000, resulting in an aggregate purchase by TP and T25 on January 16, 2008 of 2,031,250 shares of Common Stock with a total cash purchase price of $17,225,000.

On April 22, 2008, TCP, TP, TOF, T25 and the Company entered into a Securities Purchase Agreement which provided for purchases of an aggregate of 12,562,814 shares of Common Stock from the Company by TCP, TP, TOF and T25 at a price of $7.96 per share for a total purchase price of approximately $100,000,000.  Such Securities Purchase Agreement also provided that the purchases would occur in two installments.  The closing of the first installment occurred on April 24, 2008 (the “First Closing”).  At the First Closing, TP purchased 3,768,844 shares of Common Stock for a purchase price of approximately $30,000,000, TOF purchased 628,141 shares of Common Stock for a purchase price of approximately $5,000,000 and T25 purchased 628,141 shares of Common Stock for a purchase price of approximately $5,000,000, resulting in an aggregate purchase by TP, TOF and T25 of 5,025,126 shares of Common Stock for a total purchase price of approximately $40,000,000.  Additionally, at the First Closing, TMF, TP and TOF each converted the original principal amount of the Tontine Notes into newly issued shares of Common Stock.  Upon conversion, TMF received 601,472 shares of Common Stock, TP received 1,652,996 shares of Common Stock and TOF received 1,078,864 shares of Common Stock.  Under the same Stock Purchase Agreement, on June 5, 2008, TCP purchased at the closing of the second installment 7,537,688 shares of Common Stock for a total purchase price of approximately $60,000,000.

The Company used the net proceeds of the above sales of its Common Stock for the acquisition of certain of its subsidiaries and for general working capital.

On June 29, 2009, TCP, TP, TOF, T25 and TMF (collectively, “Tontine”) sold a total of 915,000 shares of the Company’s Common Stock (the “Rule 144 Shares”) on the open market in compliance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) for aggregate proceeds of $9,781,167, or approximately $10.69 per share.  The Rule 144 Shares represented approximately 2% of the total number of shares of the Company’s Common Stock owned by Tontine prior to such sale.  Tontine has sold no other shares of the Company’s Common Stock.

Mr. Drecoll’s Acquisition of the Company’s Common Stock

Mr. Drecoll acquired 12,700,868 shares of the Company’s Common Stock as consideration for his interest in Brad Foote Gear Works, Inc. (“Brad Foote”) pursuant to the Company’s acquisition of all of the outstanding stock of Brad Foote under a Stock Purchase Agreement that was signed on August 22, 2007, and closed on October 19, 2007. The total acquisition consideration paid by the Company to Mr. Drecoll and other former stockholders of Brad Foote Gear Works consisted of (i) approximately $64 million cash; and (ii) 16,036,450 shares of the Company’s Common Stock, of which 12,700,868 were issued to Mr. Drecoll.

Exemption from Registration

The Company offered and sold the Common Stock to Tontine and Mr. Drecoll (together with Tontine, the “Selling Stockholders”) pursuant to the exemption from registration provided by Section 4(2) of the Securities Act, and Regulation D promulgated thereunder.  In connection with the purchases of the Common Stock now held by Tontine (the “Tontine Common Stock”), Tontine made extensive representations and warranties regarding its investment intent, including representations that it was purchasing the shares for its own accounts, for investment purposes and not for the purpose of effecting any distribution of the shares in violation of the Securities Act.

Registration Rights Agreements

In connection with its initial purchase of Common Stock, Tontine demanded and received registration rights for the resale of the Tontine Common Stock, including shares acquired after the initial purchase, under a registration rights agreement dated March 1, 2007 (the “Tontine Registration Rights Agreement”) reflecting terms generally customary for similar transactions.  Notably, the Tontine Registration Rights Agreement allowed the Company six months to file the registration statement for the Tontine Common Stock and 300 days from the closing date of Tontine’s initial purchase to cause the registration statement to be declared effective.  These time periods are far more generous than those allotted in a more traditional PIPE transaction.  In addition, Tontine did not impose penalties or liquidated damage provisions on the Company for the failure to meet registration milestones as may typically be required in other PIPE transactions.  Furthermore, Tontine and the Company amended the Tontine Registration Rights Agreement four separate times and Tontine also executed a waiver, in each case to extend the date on which the Company was required to register the Tontine Common Stock.  A copy of the Tontine Registration Rights Agreement was filed on March 5, 2007 with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Current Report on Form 8-K.  Copies of Amendment Nos. 1 through 4 and the waiver to the Tontine Registration Rights Agreement were filed with the Commission on October 24, 2007, July 23, 2008, September 12, 2008, November 4, 2008 and January 15, 2009 as exhibits to Current Reports on Form 8-K.  Pursuant to the Tontine Registration Rights Agreement, the Company filed the Registration Statement to register Tontine’s secondary resale of the Tontine Common Stock.

Mr. Drecoll and the other sellers of Brad Foote demanded and received registration rights for their Common Stock under a registration rights agreement dated October 19, 2007 (the “Brad Foote Registration Rights Agreement” and, together with the Tontine Registration Rights Agreement, the “Registration Rights Agreements”) reflecting terms generally customary for similar transactions.  Notably, the Brad Foote Registration Rights Agreement included demand rights which were effective one year after the date of the Brad Foote Registration Rights Agreement, October 19, 2007.  Mr. Drecoll and the other parties to the Brad Foote Registration Rights Agreement have not demanded that the Company file a registration statement at any time because Mr. Drecoll intended to have his shares included in the registration statement filed to register the Company’s Common Stock held by Tontine, even though the Company would have been required to file a registration statement on October 19, 2008 or at any time thereafter.

Rule 415 Analysis

Rule 415 permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions.  An at-the-market offering “by or on behalf of the registrant” may be made under Rule 415 only if the registrant is eligible to register primary offerings on Form S-3.  We note that the Company would be eligible to register an offering on Form S-3 if not for its failure to file a current report on Form 8-K/A in a timely manner (which was ultimately filed on November 14, 2008) and, therefore, the policy behind restricting certain registrants (such as smaller public companies and recent shell companies) from using Form S-3 as a result of failing to otherwise meet the registrant or transaction requirements (such as limited market capitalization) are not applicable here.

Additionally, there is no requirement to use Form S-3 if the offering is not “by or on behalf of the registrant.”  The Company believes that the offering of the Common Stock by the Selling Stockholders (the “Selling Stockholder Shares”) as contemplated by the Registration Statement (the “Offering”) is not “by or on behalf of the registrant,” and as such, would be a permissible at-the-market offering under Rule 415.

On its face, the Offering is not “by or on behalf of the registrant” because the Selling Stockholder Shares are owned, beneficially and of record, by persons other than the registrant and were acquired by those persons in arm’s-length, bona-fide transactions for investment purposes.  The term “registrant” is defined in Securities Act Rule 100(a)(4) as “the issuer of securities for which a registration statement is filed.”  Under this definition, the Offering is not being made “by” the registrant.  Further, we note that the Company will not receive any of the proceeds from the resale of the Selling Stockholder Shares.  More forcefully, the facts show that the Company has no financial interest at all in such resales, without which a primary offering cannot be shown.

The Offering does not present a situation where the Selling Stockholders are only nominal Selling Stockholders who in fact are acting as underwriters in the distribution of the

Company shares to the public.  This conclusion is supported by an analysis of the relevant factors that the Commission’s staff identified in its Securities Act Compliance and Disclosure Interpretations, dated April 24, 2009 (C&DIs), for distinguishing a primary from a secondary offering.  Interpretation 612.09 states as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We examine below each of the foregoing factors in the context of the Offering. Based on that examination, we believe that the Offering is a valid secondary offering and that all of the Selling Stockholder Shares can be registered on the Registration Statement for sale on behalf of the Selling Stockholders pursuant to Rule 415.

How Long the Selling Stockholders Have Held the Shares

As of the date of this letter, the Selling Stockholders have held the Selling Stockholder Shares for at least twelve months, with a significant portion of such Selling Stockholder Shares (including all of the Selling Stockholder Shares held by Mr. Drecoll) having been held for over eighteen months, evidencing the lack of intent to quickly flip the Selling Stockholder Shares for a profit.  In addition, the Rule 144 Shares were held for at least twelve months prior to their sale by Tontine.  These holding periods are far longer than the current six-month holding period required under Rule 144, and would have been sufficient under the rule before its amendment in 2008 to satisfy the objective criterion disproving distributive intent.  This lack of intent to dispose of the Selling Stockholder Shares quickly is corroborated by the terms of the Registration Rights Agreements, including the generous time allotted for filing and effectiveness of the registration statements and the absence of penalties for the failure to meet this timing.   To similar effect, the Selling Stockholders have patiently allowed the Company to pursue registration of the Selling Stockholder Shares at an even slower pace, including, in the case of Tontine, agreeing to amend the Tontine Registration Rights Agreement on multiple occasions to extend the time allowed for filing of a registration statement.

Tontine amended its Schedule 13D on November 10, 2008 (the “13D Amendment”)  indicating that it will begin to explore alternatives for the disposition of its equity interests in the Company.  According to the Schedule 13D Amendment, such disposition will be made over time and in an orderly fashion, and will be dependant on many factors, including, without limitation, market conditions and available prices.  It was not until seven months after the filing of the Schedule 13D Amendment that Tontine sold the Rule 144 Shares.

At the time the Selling Stockholder Shares were acquired, based on the trading volume in the Company’s Common Stock, there was no realistic prospect that any significant number of the Selling Stockholder Shares would be offered or sold in the near term, and there continues to be no realistic prospect for such liquidity in the foreseeable future.  Until April 8, 2009, the Company’s Common Stock was listed on the Over-the-Counter Bulletin Board and average daily trading volume for the period from March 1, 2007 through June 30, 2008 (the period of time during which the Selling Stockholders acquired the Selling Stockholder Shares) was 86,440 shares.  Although the Company’s Common Stock began trading on the NASDAQ Global Select Market on April 9, 2009, there has not been a material increase in trading volume until the inclusion of the Company’s Common Stock in the June 26, 2009 Russell 2000 index reconstitution.  Average daily trading volume during the three months ended June 30, 2009 was 347,860 shares.  Average daily trading volume in the period ended June 25, 2009 (the day prior to the Russell 2000 index reconstitution) was 175,331 shares. At this volume level, the 58,789,503 Selling Stockholder Shares constitute the entire trading volume for approximately 335 days.  In the circumstances, it is reasonable to conclude that none of the Selling Stockholders will seek to sell any significant number of Selling Stockholder Shares in the absence of a very substantial change in stock price, trading volume or both.  As a result, the Selling Stockholders have been and remain to this day fully at investment risk for their shares and likely will continue to be so for a substantial period of time in the future.  The extent of this risk has been demonstrated since the onset of the current economic downturn.  For example, the Company’s stock price has a 52-week range of $2.60 – $22.00 as of July 10, 2009 and has fluctuated from a price per share of $25.40 on June 5, 2008, the date of Tontine’s last acquisition of Tontine Common Stock from the Company, to a price of $10.85 on July 10, 2009.

The Circumstances Under Which the Selling Stockholders Received the Shares

The sales of the Selling Stockholder Shares to the Selling Stockholders were bona fide private placements of securities to knowledgeable investors who are in the business of making investments in public and private companies for their own accounts.  The private placements were exempt from registration under Section 4(2) of the Securities Act and Regulation D, and complied with the Commission staff’s interpretation, discussed below, regarding PIPE transactions.  No placement fees or other commissions were or will be paid by the Company to the Selling Stockholders, their affiliates or other persons in connection with the Offering.

Tontine acquired the Tontine Common Stock at prices less than the average trading price of the Company’s Common Stock on the Over-the-Counter Bulletin Board.  This difference reflected in part the fact that the Tontine Common Stock when issued were (and continue to be) restricted securities and therefore are subject to transfer restrictions.  The discount also was intended to provide Tontine some limited protection against price volatility given the extended time period that Tontine granted the Company to register the shares and the relatively thin trading market for the Company’s Common Stock. The price difference was not intended to, and in light of the structure of the stock sale it realistically could not serve as, compensation to Tontine.

As noted above, no debentures or warrants were issued to the Selling Stockholders as part of the transaction, and any convertible promissory notes purchased by Tontine were at fixed conversion rates.  Consequently, no securities were issued that included any price re-sets, floating price conversion rights or other similar “toxic” provisions that have been identified by the Staff as causing concern in PIPE transactions.  The Selling Stockholders purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Securities Act.  The Company believes that, to date, none of the Selling Stockholders has acted in any way that is inconsistent with its representations; the Rule 144 Shares were held for at least twelve months prior to their sale by Tontine.  The Selling Stockholders demanded and received registration rights with respect to the Selling Stockholder Shares.  The registration rights do not by themselves evidence an intent by the Selling Stockholders to flip the Selling Stockholder Shares and quickly distribute them to the public.  In fact, as noted above, the Tontine Registration Rights Agreement permitted the Company to wait six months after the initial sale of Common Stock to Tontine to file a registration statement covering the Tontine Common Stock, and required the Company to use its reasonable best efforts to cause the registration statement to be declared effective within 300 days after the initial sale of Common Stock to Tontine.  The Brad Foote Registration Rights Agreement provided demand registration rights beginning in October 2008.   These time periods, along with the extension of the deadlines underlying the Tontine Registration Rights Agreement and the absence of any demand for registration under the Brad Foote Registration Rights Agreement, strongly suggest the absence of any such intent.

No other terms of the Company’s offer and sale of the Selling Stockholder Shares to the Selling Stockholders suggests that either the Company or the Selling Stockholders contemplated a resale of the Selling Stockholder Shares or sought to facilitate any such purpose.

Further, the Company does not believe that the Selling Stockholders intend to flip the remaining Selling Stockholder Shares once the Registration Statement is declared effective.  As described above, due to market conditions, it would be difficult, if not impossible, for the Selling Stockholders to sell a significant amount of their Selling Stockholder Shares in a short period of time.  Further, any attempt to do so likely would put downward price pressure on their remaining shares.

The Selling Stockholders’ Relationship to the Issuer

Tontine has informed the Company that (i) it is comprised of affiliated, private investment funds that invest in numerous private and public companies for their own respective investment accounts, just as with respect to its investments in the Company, and (ii) it is not in the business of underwriting securities or otherwise buying or selling securities for the accounts of others.  Mr. Drecoll has informed the Company that he is not in the business of underwriting securities or otherwise buying or selling securities for the accounts of others.

The private placement transactions pursuant to which Tontine acquired the Tontine Common Stock were negotiated at arm’s length with all of the economic and market risks attendant to transactions of this kind.  Before its initial purchase of the Tontine Common Stock, Tontine had no ownership interest in or contractual relationship with the Company.   The Company’s current relationship with Tontine is not in an underwriting capacity or as a conduit on behalf of the Company.  In this regard, at each time the transactions occurred, Tontine represented to the Company that it was acquiring the shares of Common Stock for its own account, not as a nominee or agent, and not with a view to a resale or distribution, and specifically represented that it was not acting as an underwriter for the sale of the shares of the Company’s Common Stock to the public.

The transaction pursuant to which Mr. Drecoll acquired his Selling Stockholder Shares was negotiated at arm’s length with all of the economic and market risks attendant to a transaction of this kind.  Before his acquisition of his Selling Stockholder Shares, Mr. Drecoll had no ownership interest in or contractual relationship with the Company.  The Company’s current relationship with Mr. Drecoll is not in an underwriting capacity or as a conduit on behalf of the Company.  In this regard, at the time the transaction occurred, Mr. Drecoll represented to the Company that he was acquiring the shares of common stock for his own account, not as a nominee or agent, and not with a view to a resale or distribution, and specifically represented that he was not acting as an underwriter for the sale of the shares to the public.

As part of the private placement transactions, Tontine negotiated for the right to observe meetings of the Company’s Board of Directors and to appoint up to three directors to the Company’s Board of Directors.  These rights require Tontine, however, to maintain certain minimum ownership percentages of the Company’s Common Stock.  Tontine also negotiated for the pre-emptive right to participate in future offerings of the Company’s securities in order to maintain their respective percentage ownership.  Similarly, Mr. Drecoll is the Chief Executive Officer and a member of the Board of Directors of the Company.  We submit that these rights are reflective of long-term investors who seek to maintain or increase their ownership position and to have input on future strategic initiatives of their portfolio company, rather than of underwriters purchasing their stock with the intention of a distribution for profit.

Tontine did not receive any placement fees or other commissions from the Company in connection with the sale of the Tontine Common Stock.  As noted above, Tontine acquired the Tontine Common Stock at prices less than the average trading price of the Company’s Common Stock on the Over-the-Counter Bulletin Board.  This difference reflected in part the fact that the Tontine Common Stock when issued were (and continue to be) restricted securities and therefore are subject to transfer restrictions.  The discount also was intended to provide Tontine some limited protection against price volatility given the extended time period granted the Company to register the shares and the relatively thin trading market for the Company’s Common Stock. The price difference was not intended to, and in light of the structure of the stock sale it realistically could not serve as, compensation to Tontine.  The Company paid legal and accounting fees and other transaction related expenses in amounts common in these types of transactions (none of which included placement fees or other commission payable to the Selling Stockholders, their affiliates or otherwise), and the expenses paid by the Company with respect to the transactions were not disproportionate to the sizes of the overall transactions.

The Amount of Shares Involved

As of July 14, 2009, the 58,789,503 Selling Stockholder Shares covered by the Registration Statement represent approximately 60.86% of the Company’s outstanding shares of Common Stock.

Regardless of that percentage, we believe the proper inquiry regarding whether the offering contemplated is a primary distribution or a secondary resale is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, or is effectively designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public.  It is not clear that the size of the offering is a determining factor in this inquiry.

We understand that for several years the Staff has become increasingly concerned about public resales of securities purchased in “toxic” PIPE transactions. These transactions typically include convertible securities whose conversion price floats relative to the market price of the underlying stock.  Public announcement of these transactions can put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of stock held by existing investors.  To discourage these toxic transactions and limit their impact, the Staff began to restrict the ability of the investors in those transactions to have their shares registered.

We understand that, as a way to monitor these types of transactions, the Staff began to examine more closely offerings of more than approximately one-third of a registrant’s public float, or shares held by non-affiliates.  The test was intended to flag transactions for Staff review to determine whether secondary offerings were in fact primary offerings for purposes of Rule 415.  However, we believe that the test was not intended as a substitute for a complete analysis of the circumstances surrounding an offering.

More recently, and in partial response to criticism over the impact of the test, the Staff has shifted its focus to “extreme convertible” transactions to avoid disrupting legitimate PIPE transactions. As described above, the terms of the private placement of the Selling Stockholder Shares to the Selling Stockholders do not include those typically seen in these “extreme convertible” or “toxic” situations.

We note that focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies — in particular those issuers such as the Company who are unable to use Form S-3 to register their shares on the shelf and have very limited options to raise funds.  This focus appears at odds with the Commission’s renewed public commitment to small business issuers and penalizes smaller companies without apparent justification.

Finally, a focus on the size of the offering relative to outstanding shares or public float appears to contradict the Staff’s own interpretative positions. For example, C&DI 612.12 describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Securities Act Forms C&DI 216.14 states:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

These interpretative positions make clear that the holder of in excess of one-half of the outstanding shares can effect a valid secondary offering of its shares unless other facts — beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer.

Whether the Selling Stockholders are in the Business of Underwriting Securities

As noted above, the Selling Stockholders are (i) private investment funds that are in the business of buying and selling securities for their own accounts and (ii) the Chief Executive Officer of the Company, and the Selling Stockholders are not in the business of underwriting securities or otherwise buying or selling securities for the accounts of others.

Whether, Under All the Circumstances, it Appears that the Selling Stockholders are Acting as a Conduit for the Issuer

The purchase and proposed secondary resale of the Selling Stockholder Shares by the Selling Stockholders do not have any of the typical characteristics of an underwritten distribution.  First and foremost, Tontine did not receive any placement fees or other commissions from the Company in connection with the sale of the Tontine Common Stock.  Although the purchase price of some of the Tontine Common Stock was less than the market price of the Company’s Common Stock on the day of closing, this difference reflected the reduced value of the shares in light of their transfer restrictions and the risks associated with having to hold the shares for an extended period, and did not represent an expectation of an underwriting profit.

Second, under the terms of the registration rights agreement with Tontine, the Company had 300 days to have the Registration Statement declared effective and the Selling Stockholders have held the Selling Stockholder Shares for over twelve months, exceeding the holding period required under Rule 144, and held the Rule 144 Shares for at least twelve months before their sale.  Moreover, as indicated above, Tontine has extended the date for registration of the Tontine Common Stock on five separate occasions.  Third, the Brad Foote Registration Rights Agreement included demand registration rights, which have not been exercised.  Clearly, the Selling Stockholders have borne the market risk of holding the shares for this period, and, we believe, they will continue to do so in the future.

The restricted status of the Selling Stockholder Shares and the lack of a substantial, active trading market for the Company’s Common Stock effectively negated any realistic prospect of the Selling Stockholders quickly reselling its Selling Stockholder Shares to realize any profit based on the price discount it received on the purchase of the shares, and further establish the long-term nature of the Selling Stockholder’s investment in the Selling Stockholder Shares.  The trading volumes and prices of the Company’s Common Stock, both at the time the Selling Stockholders acquired the Selling Stockholder Shares and currently, were not and are not at sufficient levels to absorb almost 60.9% of the Company’s outstanding Common Stock in a short period of time.  In addition, the downward price pressure exerted by efforts to liquidate such a large number of shares would diminish any profit potential.  In other words, to resell the Selling Stockholder Shares at a profit, the Selling Stockholders have little choice but to assume the full risk of their investment over an extended period of time.  This does not present an attractive opportunity for any underwriter.

Additionally, in connection with the private placement of the Tontine Common Stock, Tontine demanded, and received various rights to supplement their stock holdings, including, among others, the right to observe meetings of the Company’s Board of Directors, to appoint members of the Company’s Board of Directors in certain circumstances and to participate in any future offerings, sales or exchanges by the Company of its Common Stock or securities convertible into or exercisable for Common Stock so as to maintain their respective percentage ownership on a fully diluted basis.  These provisions suggest an intention on the part of Tontine to invest in the Company over the long term.  Moreover, rather than seeking to sell the Tontine Common Stock, Tontine has, as outlined above, purchased additional shares of the Company’s Common Stock on several occasions.

As is customary for transactions of this type, the Selling Stockholders demanded and received registration rights. As described above, the terms of the registration rights do not suggest that either the Company or the Selling Stockholders contemplated a quick resale of the Selling Stockholder Shares or sought to facilitate any such purpose. The Tontine Registration Rights Agreement permitted the Company to wait six months after closing to file a registration statement covering the Tontine Common Stock, and required the Company to use its reasonable best efforts to cause the registration statement to be declared effective within 300 days after the closing of Tontine’s initial purchase of Common Stock.  These time periods are longer than those frequently seen in similar PIPE transactions and strongly suggest the absence of any intent on the part of Tontine to resell quickly the Tontine Common Stock for a profit.  Furthermore, Tontine and the Company amended the registration rights agreement four separate times and Tontine also executed a waiver, in each case to extend the date on which the Company was required to register the Tontine Common Stock.  Mr. Drecoll and the other sellers of Brad Foote demanded and received registration rights for their Common Stock under the Brad Foote Registration Rights Agreement, which included terms generally customary for similar transactions.  Mr. Drecoll and the other parties to the Brad Foote Registration Rights Agreement have not demanded that the Company file a registration statement at any time, even though the Company would have been required to do so on October 19, 2008, or at any time thereafter.  Moreover, the Registration Rights Agreements do not provide for penalties or liquidated damages in the event the Company fails to meet the deadlines provided in the agreements.  From a practical standpoint, the relatively low trading volume of the Company Common Stock on the NASDAQ Global Select Market prevents the Selling Stockholders from selling any significant number of their Selling Stockholder Shares into the market, or even to attempt to do so without substantially depressing the market price and the value of their remaining shares.

The Company filed the Registration Statement in compliance with the Commission’s published standards for PIPE offerings. These standards define a resale process that would not be considered a distribution. Core to these standards is the concept that the intermediate investors assume the risk of ownership of the securities. As described above, the Selling Stockholders assumed the full risk of their investment in the Selling Stockholder Shares and have done so under circumstances in which they have and likely will continue to bear the risk for a very substantial period of time.

The fact that the Selling Stockholders demanded and received registration rights does not, we believe, establish that they acquired the Selling Stockholder Shares with the intent to distribute them to the public. There are a number of reasons why investors want shares registered other than to effect an immediate resale.  For example, private investment funds often want securities in their portfolios to be registered to avoid having to mark down the book value of the securities to reflect an illiquidity discount, not necessarily to immediately resell them.  In addition, investors who are fiduciaries of other people’s money may determine that, to fulfill their fiduciary responsibilities, they must negotiate for registered securities to take advantage of unexpected market opportunities or to be able to liquidate their investment if there is a fundamental shift in their investment judgment about the company.  In addition, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations, while restricted securities are not so eligible.

In addition, the Staff has issued specific guidance regarding the immediate registration of securities sold in PIPE transactions such as the Company’s sale of the Selling Stockholder Shares to the Selling Stockholders. Securities Act Sections C&DI 139.11 addresses the timing relationship between the sale of securities in a PIPE transaction and the subsequent resale of the securities or underlying securities, as follows:

“In a PIPE transaction (private-investment, public-equity), the Staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

This C&DI suggests that the Staff accepts that a valid secondary offering can occur immediately following the closing of the private placement.

The only factor that we understand could lead the Staff to conclude that the offering of the Selling Stockholder Shares by the Selling Stockholders as contemplated by the Registration Statement constitutes a distribution is the size of the offering in relation to the Company’s public float. We understand that this factor was introduced into the analysis to address concerns relating to toxic offerings.  One of the attributes of toxic offerings is that they contain provisions that tend to reduce or eliminate the risk of the investment to the intermediate investor, either by pricing the securities at a discount to what they can reasonably be expected to be resold for in a public offering shortly following the private placement, because they contain market-indexed conversion rates or similar protective provisions, or both (neither of which is present in the instant transaction). In such cases, it would appear that the Staff could conclude that a distribution existed under a conventional analysis based on the practical conclusion that the intermediate investor was not, in fact, at risk. We believe that a numerical size test does not contribute meaningfully to the analysis of the present circumstances and should be discounted accordingly.

In any event, the proposed offering by the Selling Stockholders has none of the toxic characteristics described above.  Instead, the Selling Stockholders have been fully at risk with regard to their investment since they purchased the Selling Stockholder Shares more than twelve months ago, they remain at risk with respect to that investment today, and with or without an effective Registration Statement, they likely will continue to remain at risk for the foreseeable future.

Conclusion

Based on the foregoing considerations, the Company believes and respectfully submits that the Selling Stockholders are not acting as a conduit for the sale of shares to the public, that the offering by the Selling Stockholders of the Selling Stockholder Shares pursuant to the Registration Statement is a true secondary offering and not a primary offering on behalf of the Company, and that there is no risk to the investing public if the Registration Statement as amended by Amendment No. 1 is declared effective.

Prospectus Summary, page 3

The Offering, page 8

2.             Please name the selling stockholders and add a brief narrative description of the relationships they have had with you within the past three years and how they acquired the securities they are proposing to sell.

The Company has revised the offering description in the prospectus to name the selling stockholders and refer investors to the relevant sections of the prospectus providing a brief narrative description of the relationship they have had with the Company within the past three years, as well as how each of the selling stockholders acquired the securities they are proposing to sell. Please refer to page 7.  Additionally, information regarding Tontine’s acquisition of its shares was added in footnote (1) to the “Selling Stockholder” table on page 21.

Risks Factors, page 13

3.             Please delete the third and fourth sentences in the italicized introductory paragraph.  Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware.  In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all of the material risks that you face.  If you do not deem risks material, you should not make reference to them.

The Company has deleted the third and fourth sentences in the italicized introductory paragraph as they appeared in the Registration Statement.  Please refer to page 10.

Selling Stockholders, page 27

4.             Please identify by name the natural persons who exercise voting or investment control or both with respect to the five Tontine selling stockholders named in the prospectus.  Please refer to Question 140.02 of the Division’s Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

The Company has identified the natural persons who exercise voting or investment control or both with respect to the five Tontine selling stockholders in footnote (1) of the “Selling Stockholders” table.  Please refer to page 21.

5.             Please revise sub-paragraph (b) of footnote (1) to the selling stockholders table to clarify whether the 16,036,450 shares you issued to the former Brad Foote stockholders included Mr. Drecoll’s 12,700,868 shares.

The Company has revised sub-paragraph (b) of footnote (1) to the “Selling Stockholders” table to clarify that the 16,036,450 shares issued to the former Brad Foote stockholders included Mr. Drecoll’s 12,700,868 shares.  Please refer to page 23.

Business, page 61

Legal Proceedings, page 69

6.             Please quantify the amount of the monetary penalties WDNR is seeking.  Please refer to Item 103 of Regulation S-K.

The Company has revised the Legal Proceedings section of the prospectus to disclose the amount of monetary penalties WDNR is seeking, along with other relevant updates in connection with the Company’s response to the WDNR notice of violation.  Please refer to page 56.

Management, page 75

7.             Please add a materially complete discussion of the proxy agreements and related rights that are referenced in footnote (1) to the selling stockholders table on page 27.  Please refer to Item 401 (a) of Regulation S-K.  In addition, please file these agreements as exhibits to the registration statement.

The Company has included a discussion of the Founding Stockholders’ Proxy Agreements and the Brad Foote Proxy Agreement, referenced in footnote (1) to the “Selling Stockholders” table on page 27 of the Registration Statement, to the “Management” section of the prospectus filed as part of Amendment No. 1.  Please refer to page 63.  These proxy agreements have also been added as Exhibits 10.1 and 10.2 to Amendment No. 1.

Executive Compensation, page 77

Compensation Discussion and Analysis, page 79

Elements of Compensation, page 82

Annual Incentives, page 83

8.             We note that the “annual bonus opportunity for . . . 2008 was discretionary and was determined by the Compensation Committee based on the recommendation of the Chief Executive Officer and individual and Company performance criteria established by the Compensation Committee ....”.  Please provide a materially complete analysis of the role that individual performance played in the committee’s decision-making process.  In doing so, for each named executive officer please discuss any key items of individual performance the committee considered.  Please refer to Item 402(b)(2)(viii) of Regulation S-K.

Please refer to page 69 for an analysis of the role that individual performance played in the Compensation Committee’s annual bonus decision-making process, including key items of individual performance that the Compensation Committee considered for each named executive officer.

9.             We note your statement in footnote (6) to the summary compensation table that “Mr. Drecoll elected not to be considered for a bonus in 2008.”  Please discuss how the compensation committee viewed and why they accepted Mr. Drecoll’s election not to be considered for a bonus.  In this regard, we note that under the terms of his employment agreement Mr. Drecoll appears to have been eligible for a bonus.

Please refer to page 70 for a discussion of how the Compensation Committee viewed and why they accepted Mr. Drecoll’s election not to be considered for a bonus.

Long-Term Incentives, page 84

10.           Please provide a materially complete analysis of how the compensation committee determined the number of stock options and RSUs granted during 2008.  Please provide sufficient quantitative and qualitative analysis of the factors the committee considered in making long-term incentive awards for 2008, e.g., achievement of business objectives, individual performance, and other internal and external factors.  Please refer to Item 402(b)(2) of Regulation S-K.

Please refer to page 71 for an analysis of how the Compensation Committee determined the number of stock options and RSUs granted during 2008, including quantitative and qualitative analysis of the factors the Compensation Committee considered in making long-term incentive awards for 2008.

Potential Payments Upon Termination or Change in Control, page 94

11.           Please revise the table to clarify that the payments reflected in the table are not actual payments but instead are the payment that would have been made had a triggering event occurred on December 31, 2008.  Please refer to Instruction 1 to Item 402(j) of Regulation S-K.

The Company has revised the table to clarify that the payments are not actual payments but are instead payments that would have been made had a triggering event occurred on December 31, 2008.  Please refer to page 80.

Certain Transactions and Business Relationships, page 94

12.           Please tell us why you have not provided the disclosures required by Item 404(c) of Regulation S-K.  In this regard, we note from your “Company History” disclosure on page 65 that you engaged in a reverse shell transaction in 2006 and otherwise appear to have a corporate background that could trigger Item 404(c) disclosure.

The Company has revised the “Certain Transactions and Business Relationships” section of the prospectus to include the disclosures required by Item 404(c) of Regulation S-K.  Please refer to page 81.

Brad Foote Registration Rights Agreement, page 95

13.           Please expand your discussion of the demand and piggyback registration rights to provide the information required by Item 404(a) of Regulation S-K.

The Company has expanded its discussion of the demand and piggyback registration rights pursuant to the Brad Foote Registration Rights Agreement on page 83.

Release of Brad Foote Acquisition Escrow Fund, page 97

14.           Please tell us why you have not filed the May 26, 2009 settlement agreement as an exhibit to the registration statement.

The Company has determined that the May 26, 2009 Settlement Agreement between the Company, Brad Foote and the Brad Foote Selling Shareholders is immaterial in amount and significance and therefore is not a material contract within Item 601(b)(10) of Regulation S-K, as the Settlement Agreement generally relates to an acknowledgement by the parties of the release of the escrow fund (the monetary terms of which are described on page 84). Accordingly, the Settlement Agreement is not filed as an exhibit to the Registration Statement.

Incorporation of Certain Information by Reference, page 102

15.           Please include the current report on Form 8-K filed on June 11, 2009 to report the departure of your interim chief financial officer.

The Company has incorporated by reference in Amendment No. 1 the Current Reports on Form 8-K filed on June 11, June 23 and July 14, 2009 on page 88.

Where You Can Find More Information, page 103

16.           Please add the disclosures required by Item 12(b)(l) of Form S-l.

The Company has included the disclosures required by Item 12(b)(1) of Form S-1 on page 89.

Part II

Item 16.  Exhibits and Financial Statement Schedules, page 107

17.           We note that you do not appear to have filed the schedules to at least some of the credit and lending arrangements that are filed as exhibits to your registration statement.  For example, the agreements between your Brad Foote subsidiary and Bank of America/LaSalle Bank refer to numerous schedules, however you do not appear to have filed these schedules along with the EDGAR-filed agreements to which they relate.  Please re-file complete copies of any credit and lending arrangements that are currently filed in an incomplete form.

The Company has filed such schedules along with the agreements of which they constitute a component as Exhibits 10.15, 10.34, 10.88 and 10.96 to Amendment No. 1.  To avoid confusion given the numerous amendments and modifications to the loan agreement between Brad Foote and Bank of America since its original execution, the Company is filing all schedules that currently constitute operative components of the loan agreement but has omitted schedules that have been superseded or are otherwise no longer operative components of the existing document.

Item 17.  Undertakings, page 108

18.           Please add the undertaking required by Item 512(e) of Regulation S-K, as your registration statement incorporates by reference annual and quarterly reports.  In addition, please tell us why you have included the undertaking set forth in Item 512(a)(6) of Regulation S-K.

The Company has added the undertaking required by Item 512(e) of Regulation S-K on page 94.  The undertaking set forth in Item 512(a)(6) of Regulation S-K, appearing on page 108 of the Registration Statement, was inadvertently included in the Registration Statement and has been removed from Amendment No. 1.

* * *

Should the Staff have further comments or require further information, or if any questions should arise in connection with the submission, please contact Robert Verigan (312) 853-4348 or Matthew McQueen (312) 853-1097.

Sincerely,

/s/ Robert L. Verigan
Robert L. Verigan

CC: J. Cameron Drecoll
J.D. Rubin